ADDENDUM TO EMPLOYMENT CONTRACT FOR CHIEF EXECUTIVE OFFICER

         Aegis Assessments, Inc., a Delaware corporation ("Employer"), located at 1301 Dove Street, Suite 460, Newport Beach, California 92660, and Eric Johnson ("Employee"), in consideration of the mutual promises made herein, and in the Employment Agreement dated April 1, 2002 between the parties (hereinafter the "Employment Agreement"), hereby agree to amend Article 4 of the Employment Agreement as follows:

                       ARTICLE 4. COMPENSATION OF EMPLOYEE

Section 4.01. (a) As compensation for the services to be performed hereunder, Employee shall receive a salary at the rate of $114,000.00 per annum, payable not less than once each month, on or before the first calendar day of each month during the employment term. In lieu of cash, and from time to time as authorized and approved by the Employer's Board of Directors and accepted by Employee, Employer may compensate Employee with Employer's common stock in lieu of cash salary.

         (b) Employee shall receive such annual increases in salary as may be determined by Employer's Board of Directors in its sole discretion, but in no case less than 10% per annum.

Executed on March 28, 2003, at Newport Beach, California.


EMPLOYER                                     EMPLOYEE

AEGIS ASSESSMENTS, INC.                     /s/ Eric Johnson
By /s/ Richard Reincke
Its: Secretary and
Chief Operating Officer